UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of Bitfarms Ltd. on Form F-10 (File No. 333-272989) and the Registration Statement of Bitfarms Ltd. on Form S-8 (File No. 333-278868) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

99.1	Notice of Annual General and Special Meeting of Shareholders & Management Information Circular
99.2	Form of Proxy for Annual General and Special Meeting of Shareholders on May 31, 2024
99.3	Notice of Annual General and Special Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
	Name:	L. Geoffrey Morphy
	Title:	President and Chief Executive Officer

Date: May 8, 2024